American DG Energy Inc.
45 First Avenue
Waltham, MA 02451

August 31, 2007

Via EDGAR and Fax

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc.
Amendment No. 3 to Form SB-2
File No. 333-142008

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of August 16, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We have also filed an amendment incorporating these responses.

COMMENT:

General

1.
We have considered your responses to comment 1 in our letters dated May 8, 2007 and July 17, 2007. Given the number of shares being sold by your affiliates, we continue to believe that this offering constitutes a primary offering. Accordingly, please fix the price of the shares being offered for the duration of the offering, not just until a market develops, and to name your affiliates as underwriters. Alternatively, please remove your affiliates as selling shareholders from this registration statement.

RESPONSE:	We have removed 8,763,095 shares beneficially owned by John N. Hatsopoulos 6,216,418 shares beneficially owned by George N. Hatsopoulos and 3,061,905 shares beneficially owned by In Holdings Corp., from the registration statement. In our opinion and the opinion of our counsel, our other 5% shareholders are not affiliates of the company.

Selected Consolidated Financial Data, page 9

2.
Here and elsewhere in your registration statement, please ensure that you update your disclosure to reflect financial information for the period ended June 30, 2007, as reflected in the Form10-QSB you filed on August 14, 2007.

RESPONSE:	We have revised our disclosure as requested to include financial information for the period ended June 30, 2007.

Management’s Discussion and Analysis of Financial Condition and results…, page 10

Securities and Exchange Commission
August 31, 2007

First Three Months 2007, page 17

3.
We note your response to comment 4 in our letter dated July 17, 2007. In the last sentence of the last paragraph of this subsection, you state that you believe you have the financial ability to repay as required all of your convertible notes that will become due and have not been converted based upon your expectation that your business will grow and that you will be able to raise additional equity funds to cover any of these required payments. Additionally, please disclose clearly whether you have the financial ability to repay all of your convertible notes that become due and have not been converted based on current financial condition, regardless of your business growth and your ability to raise additional equity funds. If not, please discuss the consequences of this inability to you and your operations.

RESPONSE:	We have revised our disclosure as follows:

The company believes that its existing resources, including cash and cash equivalents of $6,068,368 as of June 30, 2007 and future cash flow from operations, are sufficient to meet its current working capital requirements through at least June 30, 2008. However, as we continue to grow our business by adding more energy systems, our cash requirements will increase. We expect that we will need to raise additional capital prior to the end of 2008. Our outstanding convertible debentures in the aggregate principal amount of $6,075,000 become due on April 15, and June 30, 2011. In order to repay such debentures, we expect that we will refinance them through an additional debt or equity offering. If we are unable to do so, those debentures would be in default with the possible result of the commencement of legal proceedings against the company.

Principal and Selling Stockholders, page 19

4.
We note your response to comment 8 in our letter dated July 17, 2007. In the fourth paragraph of this section, you state that “to our knowledge” the persons indicated purchased their securities in the ordinary course of their personal investment activities and “to our knowledge” no other selling stockholders are, or are affiliated with, a broker-dealer. Please revise these disclosures to remove the phrase “to our knowledge”. Also, please revise your disclosure to specifically identify those persons you are identifying as underwriters, as opposed to referring to the “foregoing named persons”.

RESPONSE:	We have revised our disclosures as follows:

None of the selling stockholders is in the business of buying and selling securities. Certain selling stockholders are, however, affiliated with broker-dealers. Adam M. Schachter, Irwin M. Schachter and Nancy Schachter (the Schachters) are employees of Wachovia Securities, and Michael Zuk (Zuk) is an employee of Oppenheimer & Co. Also, GGCP, Inc. (GGCP) is the holding company of GAMCO Investors, Inc., which through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.), as well as providing institutional brokerage services (Gabelli & Company). The Schachters, Zuk and GGCP each purchased the securities in the ordinary course of his personal investment activities (and in the case of GGCP for its investment account) and at the time of the purchases none of them had any agreements or understandings directly or indirectly with any person to distribute the securities. No other selling stockholders are themselves, or are affiliated with, a broker-dealer. Except as otherwise indicated in the following table, none of the selling stockholders has held any position or office, or had any other material relationship with the company within the past three years. If any shares of our common stock are sold by the Schachters, Zuk of GGCP pursuant to this prospectus, they will be underwriters with respect thereto under the Securities Act.

Securities and Exchange Commission
August 31, 2007

Sales of Unregistered Securities, page 39

5.
We note your response to comment 3 in our letter dated July 17, 2007. In footnote (e) to your Equity Financing History of the Company table and in your Related Party and Other Transactions section, you state that you sold 4,300 shares of common stock to a consultant as a commission related to the issuance of an 8% convertible debenture. Please disclose the name of this consultant.

In this regard, we note that in footnote (e) to your Equity Financing History of the Company table you have aggregated certain transactions so that it is difficult to know which shareholder received shares in what transaction, for what purpose, and at what price. Therefore, please provide, in additional footnotes to your table, in what transaction the shareholders received their shares. For example, we note that one of your affiliates, Nettlestone Enterprises, purchased shares in one of the offerings referred to in footnote (e); however, your disclosure is unclear as to which offering or offerings it purchased those shares.

Further, we note that the disclosure you have provided in Note 6 to the Financial Statements still appears to provide an incomplete discussion of your sales of securities and, in fact, that the disclosure continues to appear inconsistent with the rest of your document. For example, on page F-16, you state that from December 1, 2003 to December 31, 2005, you issued warrants to purchase an aggregate of 3,895,000 shares of common stock at a price of $0.70 per share. However, in the footnotes to your Equity Financing History of the Company table and your Related Party and Other Transactions section, it appears that you issued warrants to purchase an aggregate of 3,195,000 shares of your common stock at a price of $0.70 per share. Please revise or advise.

RESPONSE:	We have revised the footnotes of our Equity Financing History of the Company as follows:

(e): On April and June 2006, the company sold 4,300 shares of common stock representing 0.02% of the total shares then outstanding, at a price of $0.001 per share to Ernest Aloi, a consultant, as a commission related to the issuance of the 8% convertible debentures. On December 29, 2006, the company raised $1,118,180 in a private placement of 1,597,400 shares of common stock, representing 6.6% of the total shares then outstanding, at a price of $0.70 per share. On December 29, 2006, the company issued 50,000 through an option exercise at $0.07 per share, representing 0.2% of the total shares then outstanding. On March 8, 2007, the company raised $3,004,505 in a private placement of 4,292,150 shares of common stock, including 2,150,000 shares of common stock to Nettlestone Enterprises Limited, representing 16.5% of the total shares then outstanding, at a price of $0.70 per share. On April 30, 2007, the company raised $1,120,000 in a private placement of 1,600,000 shares of common stock, representing 5.2% of the total shares then outstanding, at a price of $0.70 per share. On June 30, 2007, the company raised issued 100,000 shares of common stock through an option exercise at $0.07 per share, representing 0.3% of the total shares then outstanding. On April 15, 2006 the company initiated a private placement of common stock to accredited investors at $0.70 per share. That transaction continued throughout the year and until a final closing date of April 30, 2007.

Securities and Exchange Commission
August 31, 2007

(g): From December 2003 through December 2005, the company raised $2,236,500 through a private placement of common stock and warrants by issuing 3,195,000 shares of common stock and 3,195,000 warrants, at a price of $0.70 per share. Each warrant represents the right to purchase one share of common stock for a period of three years from the date the warrant was issued. Additionally, in December 2003 the company issued 200,000 warrants to an accredited investor at an exercise price of $0.70 per share that were forfeited in August 2005 and in March 2005, the company issued an additional 500,000 warrants at an exercise price of $0.70 per share to certain board members and members of management in consideration for their giving personal guarantees of certain company obligations. Each of the 500,000 warrants represents the right to purchase one share of common stock for a period of five years from the date the warrant was issued. From December 1, 2003 to December 31, 2005, the company issued an aggregate number of 3,895,000 warrants. The company issued 1,030,000, 775,000 and 2,090,000 warrants in 2003, 2004 and 2005 respectively. As of August 31, 2007, there were 2,190,000 fully vested warrants outstanding at $0.70 per share, which expire between 2007 and 2010. The difference between the 3,895,000 warrants originally issued and the 2,190,000 warrants outstanding as of August 31, 2007, is represented by 200,000 warrants that were forfeited, 900,000 warrants that were exercised and 605,000 warrants that expired.
Please note that our disclosure in the footnotes to our Equity Financing History of the Company table, in our Related Party and Other Transactions section and Note 6 to the financial statements are consistent. Any apparent inconsistencies are attributable to omission of the details related to warrant forfeitures, exercises and expirations.

*****

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis
By: Anthony S. Loumidis Chief Financial Officer

cc: Mara Ransom, Legal Branch Chief
John Fieldsend, Staff Attorney